NEXTNAV INC.

11911 Freedom Drive, Ste. 200

Reston, Virginia 20190

May 1, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Kristin Baldwin

Re:	NextNav Inc. Registration Statement on Form S-3 Filed April 25, 2025 File No. 333-286758 Request for Acceleration of Effective Date

To Whom it May Concern:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, NextNav Inc., a Delaware corporation (the “Company”), hereby requests that the U.S. Securities and Exchange Commission accelerate the effective date and time of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”), and declare the Registration Statement effective as of 4:00 p.m., Eastern Time, on May 2, 2025, or as soon thereafter as possible.

The Company requests that it be notified of such effectiveness by a telephone call to David A. Bartz of K&L Gates LLP at (615) 780-6743. The Company hereby authorizes Mr. Bartz to orally modify or withdraw this request for acceleration.

NEXTNAV INC.

By: /s/ James Black Name: James Black Title: General Counsel and Secretary

cc:         David A. Bartz, K&L Gates LLP

              Robert S. Matlin, K&L Gates LLP